

handwritten top right: 71.9 5/37

SEC Mail Processing Section
MAY 23 2011
Washington, DC
110

11016600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8- 44691

REPORT FOR THE PERIOD BEGINNING 04/01/10 AND ENDING 03/31/11
MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TULLY AND HOLLAND INCORPORATED

OFFICIAL USE ONLY

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

20 WILLIAM STREET

(No. and Street)

WELLESLEY	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY TULLY   781-239-2900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**



OATH OR AFFIRMATION

I, TIMOTHY TULLY _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TULLY AND HOLLAND INCORPORATED _____ , as of

MARCH 31 _____ , 20 11 ____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

Signature

PRESIDENT

Title

Notary Public

KATHLEEN E. KELLER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 6, 2018

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.

☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☒ (m) A copy of the SIPC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TULLY AND HOLLAND INCORPORATED

FINANCIAL STATEMENTS

MARCH 31, 2011

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Tully and Holland Incorporated

We have audited the accompanying statement of financial condition of Tully and Holland Incorporated as of March 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tully and Holland Incorporated as of March 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Norwood, Massachusetts
May 3, 2011

TULLY AND HOLLAND INCORPORATED
STATEMENT OF FINANCIAL CONDITION
March 31, 2011

ASSETS

Cash	$	194,417
Accounts receivable - non customers		90,693
Property and equipment, at cost, less		
accumulated depreciation of $133.692		39,111
Other assets		11,747
	$	335,968

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable, accrued expenses, and other liabilities	$	56,972

Stockholder's equity:

Common stock, $.01 par value, 1,000 shares authorized,		
300 shares issued and outstanding		3
Additional paid-in capital		124,198
Retained earnings		253,612
Less 200 shares of common stock in treasury, at cost		(98,817)
Total stockholder's equity		278,996
	$	335,968

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
STATEMENT OF INCOME
For the year ended March 31, 2011

Revenues:	
Investment banking and consulting	$ 1,508,426
Interest and dividends	559
Other income	43,279
	1,552,264
Expenses:	
Employee compensation and benefits	1,252,634
Communications and data processing	31,484
Occupancy	101,075
Other expenses	268,242
	1,653,435
Income before income taxes	(101,171)
Provision for income taxes	565
Net loss	$ (101,736)

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended March 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Treasury Stock	Total Stockholder's Equity
Balance, April 1, 2010	$ 3	$ 124,198	$ 355,348	$ (98,817)	$ 380,732
Net loss	-	-	(101,736)	-	(101,736)
Balance, March 31, 2011	$ 3	$ 124,198	$ 253,612	$ (98,817)	$ 278,996

The accompanying notes are an integral part of these financial statements

TULLY AND HOLLAND INCORPORATED
STATEMENT OF CASH FLOWS
For the year ended March 31, 2011

Cash flows from operating activities:	
Net loss	$(101,736)
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	17,513
(Increase) Decrease in operating assets:	
Increase in accounts receivable - non customers	(81,599)
Decrease in other assets	9,888
Increase (Decrease) in operating liabilities:	
Increase in accounts payable and accrued expenses	42,280
Net cash from operating activities	(113,654)
Cash flows from investing activities:	
Purchase of property equipment	(46,956)
Cash flows from financing activities:	
None	-
Decrease in cash	(160,610)
Cash at April 1, 2010	355,027
Cash at March 31, 2011	$ 194,417

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$	65
Income taxes	$	565

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Investment Banking and Consulting

Fees are earned from advisory services including merger and acquisition advisory services, private placements of debt and equities, and general financial advisory services. Investment banking management fees are generated primarily from retainer payments and success fees which are paid in cash upon the successful completion of a transaction.

Accounts Receivable

Management closely monitors outstanding accounts receivable, and charges off to expense all balances that are determined to be uncollectable.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated method over the estimated useful lives of the assets.

Income Taxes

The Company, with the consent of its sole shareholder, has made an election under Subchapter S of the Internal Revenue Code, not to be subject to federal income taxes at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder. Consequently, the statement of income contains no provision for federal income taxes.

The Company is liable for Massachusetts excise taxes. Accordingly, this tax has been included in the accompanying financial statements.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - PROPERTY AND EQUIPMENT

Major classifications of property and equipment are as follows:

Computer equipment	$ 60,380
Furniture, fixtures and equipment	94,755
Leasehold improvements	17,668
	172,803
Less: Accumulated depreciation	133,692
	$ 39,111

Depreciation expense for the year ended March 31, 2011 was $17,513.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011 the Company had net capital of $137,445, which was $132,445 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .41 to 1.

NOTE 4 - LONG TERM LEASES

The Company conducts its operations from offices that were leased at $8,770 per month. Rent expense for the year ended March 31, 2011 was $100,581.

NOTE 4 -   LONG TERM LEASES (Continued)

Future minimum lease payments for this non-cancelable operating lease at March 31, 2010 are as follows.

Year ended March 31,	
2012	$ 63,360
2013	86,460
2014	89,100
2015	91,740
2016	94,380
Thereafter	121,446
	$ 546,480

NOTE 5-   OFF- BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 -   RELATED PARTY TRANSACTIONS

The Company leases a motor vehicle under an operating lease expiring September 2011 from the sole shareholder of the Company. The lease requires monthly rentals of $1,350.

Lease expense for the year ended March 31, 2011 amounted to $16,200. Future minimum rentals under the operating lease agreement for the years ending March 31, 2011 are as follows:

Year ended March 31,	
2011	$ 8,100

NOTE 7 -   EMPLOYEE BENEFIT PLANS

The Company sponsors a profit sharing plan which covers substantially all employees who meet minimum age and service requirements. Funding of the profit sharing plan is discretionary. The Company has elected to make a profit sharing contribution of $4,588 for 2011.

TULLY AND HOLLAND INCORPORATED

SUPPLEMENTARY SCHEDULES

MARCH 31, 2011

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Tully and Holland Incorporated

We have audited the accompanying financial statements of Tully and Holland Incorporated for the year ended March 31, 2011, and have issued our report thereon dated May 3, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norwood, Massachusetts
May 3, 2011

TULLY AND HOLLAND INCORPORATED
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
MARCH 31, 2011

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 56,972
Net capital:	
Common stock	$ 3
Additional paid-in capital	124,198
Retained earnings	253,612
Treasury stock	(98,817)
	278,996
Adjustments to net capital:	
Accounts receivable - non customers	(90,693)
Property and equipment	(39,111)
Other assets	(11,747)
Net capital, as defined	$ 137,445
Net capital requirement	$ 5,000
Net capital in excess of requirement	$ 132,445
Ratio of aggregate indebtedness to net capital	.41 to 1
Reconciliation with Company's computation included in	
Part IIA of Form 17a-5(a) as of March 31, 2011	
as reported in Company's (unaudited) focus report	$ 162,573
Net audit adjustments	(12,505)
Increase in non-allowables and haircuts	(12,623)
Net Capital per above	$ 137,445

SCHEDULE II

TULLY AND HOLLAND INCORPORATED

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2011

Tully and Holland Incorporated is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Tully and Holland Incorporated

In planning and performing our audit of the financial statements of Tully and Holland Incorporated (the Company), as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
May 3, 2011

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's
Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors of
Tully and Holland Incorporated

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending March 31, 2011, which were agreed to by Tully and Holland Incorporated and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), management is responsible for the compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do no express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
May 3, 2011

TULLY AND HOLLAND INCORPORATED

SCHEDULE OF GENERAL ASSESSMENT PAYMENTS

FOR THE YEAR ENDED MARCH 31, 2011

Payment Date	To Whom Paid	Amount
10/20/2010	SIPC	$2,858
5/3/2011	SIPC	$976